

NEWS RELEASE

TSX: **IMG**   NYSE: **IAG**

IAMGOLD REPORTS 2015 RESERVES OF 7.7 MILLION OUNCES
AND MEASURED AND INDICATED RESOURCES OF 23.5 MILLION OUNCES
All dollar amounts are in U.S. dollars unless otherwise indicated.

Toronto, Ontario, February 17, 2016 – **IAMGOLD Corporation** ("IAMGOLD" or "the Company") today announced its 2015 year-end mineral reserve and resource statement. (See attached table for more details.)

Total attributable proven and probable gold reserves decreased by 11% from 8.6 million ounces of gold at the end of 2014 to 7.7 million ounces at the end of 2015. The decrease of 918,000 ounces was primarily due to depletion as IAMGOLD's 2015 attributable gold production was 806,000 ounces.   Other significant factors that contributed to the revised reserve estimation includes:

- a lower gold price assumption (-294,000) for reserves at the Company's owned and operated mines of $1,200 per ounce at December 31, 2015 compared to $1,300 a year earlier,
- the positive impact (+337,000) of changes in the economic parameters at Essakane,
- at Westwood, the conversion of 213,000 ounces of resources to reserves, offset by a refinement of the reserve model that resulted from additional infill drilling and modeling, and
- at Sadiola, the Company's joint venture in Mali, the conversion of 211,000 ounces of resources to reserves, as well as an increase in their gold price assumption to $1,190 per ounce at December 31, 2015 compared to $1,100 a year earlier.

Total attributable measured and indicated gold resources (inclusive of reserves) increased at all sites and overall by 10% or 2.1 million ounces to 23.5 million ounces of gold at the end of 2015. There was no change in the $1,500 per ounce gold price assumption for resources at the Company's owned and operated mines. The key contributors included:

- at Rosebel, a positive change in the economic parameters,
- at Essakane, cost improvements that qualified more ounces for inclusion in the resource model and the discovery of more ounces at the Falagountou deposit,
- at both the Côté Gold and Boto Gold projects, additional drilling and modeling identified more indicated resources, and
- at Sadiola, a positive change in the economic parameters partially offset by the lower gold price assumption for resources of $1,400 per ounce compared to $1,600 a year earlier.

As at December 31, 2015, the Company also had attributable inferred resources of 6.7 million ounces.

Steve Letwin, President and CEO of IAMGOLD, said, "In 2015, the exploration team did an outstanding job advancing our high potential projects through the pipeline. Their success was all the more impressive given that our spend of $49 million for exploration, including greenfield programs and project studies, was 30% below 2014 exploration expenditures and down 50% from the year before that. The results have been very positive with an overall 10% increase in measured and indicated resources. In addition, the Company announced the first mineral resource estimate in western Mali at the Diakha-Siribaya project where a significant portion of the estimate is derived from the newly discovered Diakha deposit which is open in all directions and has significant potential for expansion.

"Drilling activities on projects and mine sites totaled approximately 240,000 metres for the year. At our current annual rates of gold production, our 7.7 million ounce reserve represents a collective mine life of our gold assets of approximately 10 years and our 23.5 million ounce measured and indicated resource give the Company an extensive resource profile, enhanced by recent resource declarations and additions at our wholly-owned exploration projects in Senegal and Brazil. Our budget for 2016 $47 million is similar to the previous year's budget, although the allocation shifts from spending on brownfield and greenfield exploration to more emphasis on feasibility and other studies, such as for the Boto Gold project."

Notes to Investors Regarding the Use of Resources

Cautionary Note to Investors Concerning Estimates of Measured and Indicated Resources
This news release uses the terms "measured resources" and "indicated resources". We advise investors that while those terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission (the "SEC") does not recognize them. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Cautionary Note to Investors Concerning Estimates of Inferred Resources
This news release also uses the term "inferred resources". We advise investors that while this term is recognized and required by Canadian regulations, the SEC does not recognize it. "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

Scientific and Technical Disclosure
IAMGOLD is reporting mineral resource and reserve estimates in accordance with the CIM guidelines for the estimation, classification and reporting of resources and reserves.

Note: Mineral reserves and mineral resources for IAMGOLD's gold mines for the 2015 year-end statement were estimated using a $1,200 per ounce gold price (unless otherwise indicated in the notes in Table 1) for mineral reserves and a $1,500 per ounce price for mineral resources (unless otherwise indicated in the notes in Table 1). For open pit operations, gold resources are constrained within an economic pit shell.

Cautionary Note to U.S. Investors
The SEC limits disclosure for U.S. reporting purposes to mineral deposits that a company can economically and legally extract or produce. IAMGOLD uses certain terms in this news release, such as "measured," "indicated," or "inferred," which may not be consistent with the reserve definitions established by the SEC. U.S. investors are urged to consider closely the disclosure in the IAMGOLD Annual Reports on Forms 40-F. You can review and obtain copies of these filings from the SEC's website at http://www.sec.gov/edgar.shtml or by contacting the Investor Relations department.

The Canadian Securities Administrators' National Instrument 43-101 ("NI 43-101") requires mining companies to disclose reserves and resources using the subcategories of "proven" reserves, "probable" reserves, "measured" resources, "indicated" resources and "inferred" resources. Mineral resources that are not mineral reserves do not demonstrate economic viability.

A mineral reserve is the economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allows for losses that may occur when the material is mined. A proven mineral reserve is the economically mineable part of a measured mineral resource demonstrated by at least a preliminary feasibility study. A probable mineral reserve is the economically mineable part of an indicated, and in some circumstances, a measured mineral resource demonstrated by at least a preliminary feasibility study.

A mineral resource is a concentration or occurrence of natural, solid, inorganic material, or natural, solid fossilized organic material including base and precious metals in or on the Earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. A measured mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity. An indicated mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed. An inferred mineral resource is that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

A feasibility study is a comprehensive technical and economic study of the selected development option for a mineral project that includes appropriately detailed assessments of realistically assumed mining, processing, metallurgical, economic, marketing, legal, environmental, social and governmental considerations together with any other relevant operational factors and detailed financial analysis, that are necessary to demonstrate at the time of reporting that extraction is reasonably justified (economically mineable). The results of the study may reasonably serve as the basis for a final decision by a proponent or financial institution to proceed with, or finance, the development of the project. The confidence level of the study will be higher than that of a Pre-Feasibility Study.

A Pre-Feasibility Study is a comprehensive study of a range of options for the technical and economic viability of a mineral project that has advanced to a stage where a preferred mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, is established and an effective method of mineral processing is determined. It includes a financial analysis based on reasonable assumptions on mining, processing, metallurgical, economic, marketing, legal, environmental, social and governmental considerations and the evaluation of any other relevant factors which are sufficient for a qualified person, acting reasonably, to determine if all or part of the Mineral Resource may be classified as a Mineral Reserve.

Gold Technical Information and Qualified Person/Quality Control Notes

The mineral resource estimates contained in this news release have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101"). The "Qualified Person" responsible for the supervision of the preparation and review of all resource and reserve estimates for IAMGOLD is Lise Chenard, Eng., Director, Mining Geology. Lise has worked in the mining industry for more than 30 years, mainly in operations, project development and consulting. She joined IAMGOLD in April 2013 and acquired her knowledge of the Company's operations and projects through site visits, information reviews and ongoing communication and oversight of mine site technical service teams or consultants responsible for resource and reserve modeling and estimation.

She is considered a "Qualified Person" for the purposes of NI 43-101 with respect to the mineralization being reported on. The technical information has been included herein with the consent and prior review of the above noted Qualified Person. The Qualified person has verified the data disclosed, and data underlying the information or opinions contained herein.

<u>Forward Looking Statement</u>

This news release contains forward-looking statements. All statements, other than of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding expected, estimated or planned gold production, cash costs, margin expansion, capital expenditures and exploration expenditures and statements regarding the estimation of mineral resources, exploration results, potential mineralization, potential mineral resources and mineral reserves) are forward-looking statements. Forward-looking statements are generally identifiable by use of the words "may", "will", "should", "continue", "expect", "anticipate", "estimate", "believe", "intend", "plan" or "project" or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond the Company's ability to control or predict, that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements. Factors that could cause actual results or events to differ materially from current expectations include, among other things, without limitation, failure to meet expected, estimated or planned gold production, cash costs, margin expansion, capital expenditures and exploration expenditures and failure to establish estimated mineral resources, the possibility that future exploration results will not be consistent with the Company's expectations, changes in world gold markets and other risks disclosed in IAMGOLD's most recent Form 40-F/Annual Information Form on file with the United States Securities and Exchange Commission and Canadian provincial securities regulatory authorities. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement.

<u>About IAMGOLD</u>

IAMGOLD (www.iamgold.com) is a mid-tier mining company with four operating gold mines on three continents. A solid base of strategic assets in North and South America and West Africa is complemented by development and exploration projects and continued assessment of accretive acquisition opportunities. IAMGOLD is in a strong financial position with extensive management and operational expertise.

For further information please contact:

Bob Tait, VP Investor Relations
Tel: (416) 360-4743 Mobile: (647) 403-5520

Laura Young, Director Investor Relations
Tel: (416) 933-4952 Mobile: (416) 670-3815

Please note:
This entire news release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through CNW Group's website at www.newswire.ca. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le http://www.iamgold.com/French/Home/default.aspx

Mineral Reserves and Resources of Gold Operations

As at December 31, 2015	MINERAL RESERVES AND RESOURCES [1][2][3]			
GOLD OPERATIONS	Tonnes (000s)	Grade (g/t)	Ounces Contained (000s)	Attributable Contained Ounces (000s)
Rosebel [4], Suriname				**(95%)**
Proven Reserves	58,949	1.0	1,972	1,873
Probable Reserves	11,273	1.0	379	360
Subtotal	**70,222**	**1.0**	**2,351**	**2,233**
Measured Resources	136,502	1.0	4,262	4,049
Indicated Resources	63,140	1.0	2,056	1,953
Inferred Resources	22,481	0.9	635	603
Essakane [5], Burkina Faso				**(90%)**
Probable Reserves	96,463	1.1	3,414	3,073
Subtotal	**96,463**	**1.1**	**3,414**	**3,073**
Indicated Resources	137,753	1.1	5,024	4,522
Inferred Resources	18,548	1.1	637	573
Westwood [6], Canada				**(100%)**
Proven Reserves	744	7.5	180	180
Probable Reserves	1,718	7.6	418	418
Subtotal	**2,462**	**7.6**	**598**	**598**
Measured Resources	466	12.7	190	190
Indicated Resources	1,450	11.8	549	549
Inferred Resources	7,546	11.3	2,747	2,747
Sadiola [7], Mali				**(41%)**
Probable Reserves	69,795	1.9	4,357	1,786
Subtotal	**69,795**	**1.9**	**4,357**	**1,786**
Measured Resources	1,462	1.7	79	32
Indicated Resources	118,881	1.8	6,908	2,832
Inferred Resources	15,524	1.8	911	374
Côté Gold [8], Canada				**(92.5%)**
Indicated Resources	289,183	0.9	8,354	7,727
Inferred Resources	66,894	0.6	1,174	1,086
Boto Gold [9], Senegal				**(100%)**
Indicated Resources	27,670	1.8	1,563	1,563
Inferred Resources	2,922	1.3	125	125
Pitangui [10], Brazil				**(100%)**
Inferred Resources	4,252	5.0	679	679
Diakha-Siribaya [11], Mali				**(50%)**
Indicated Resources	2,102	1.9	129	64
Inferred Resources	19,816	1.7	1,092	546
TOTAL				
Proven & Probable Reserves	238,942	1.4	10,720	7,690
Measured and Indicated Resources	778,608	1.2	29,113	23,482
Inferred Resources	157,983	1.6	8,000	6,733

[1] Measured and indicated resources are inclusive of proven and probable reserves.

[2] In mining operations, measured and indicated resources that are not mineral reserves are considered uneconomic at the price used for reserve estimations but are deemed to have a reasonable prospect of economic extraction.

[3] Although "measured resources", "indicated resources" and "inferred resources" are categories of mineralization that are recognized and required to be disclosed under Canadian regulations, the SEC does not recognize them. Disclosure of contained ounces is permitted under Canadian regulations; however, the SEC generally permits resources to be reported only as in place tonnage and grade. See "Cautionary Note to U.S. Investors".

[4] Rosebel mineral reserves have been estimated as of December 31, 2015 using a $1,200/oz gold price and mineral resources have been estimated as of December 31, 2015 using a $1,500/oz gold price and have been estimated in accordance with NI 43-101.

[5] Essakane mineral reserves have been estimated as of December 31, 2015 using a $1,200/oz gold price and mineral resources have been estimated as of December 31, 2015 using a $1,500/oz gold price and have been estimated in accordance with NI 43-101.

[6] Westwood mineral reserves have been estimated as of December 31, 2015 using a $1,200/oz gold price and mineral resources have been estimated as of December 31, 2015 using a 6.0 g/t Au cut-off over a minimum width of 2 metres and have been estimated in accordance with NI 43-101.

[7] Mineral reserves at Sadiola have been estimated as of December 31, 2015 using an average of $1,190/oz gold price and mineral resources have been estimated as of December 31, 2015 using a $1,400/oz gold price and have been estimated in accordance with JORC code.

[8] Côté Gold mineral resources have been estimated as of December 31, 2015 using a $1,500/oz gold price and have been estimated in accordance with NI 43-101.

[9] Boto Gold mineral resources have been estimated as of December 31, 2015 using a $1,500/oz gold price and have been estimated in accordance with NI 43-101.

[10] Pitangui mineral resources have been estimated as of December 31, 2015 using a $1,500/oz gold price and have been estimated in accordance with NI 43-101.

[11] Diakha-Siribaya mineral resources have been estimated as of December 31, 2015 using a $1,500/oz gold price and have been estimated in accordance with NI 43-101.